File No. 70-9543


                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


Application of Northeast   )                  CERTIFICATE PURSUANT TO
Utilities and Northeast    )                  RULE 24 UNDER THE PUBLIC
Generation Services        )                  UTILITY HOLDING COMPANY ACT
Company on Form U-1        )                  OF 1935


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27148, March 7, 2000, File No. 70-9543) ("Order").

     For the quarter ended September 30, 2001, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

    As of September 30, 2001, NU's aggregate investment in EWGs was approximately $469.5 million, or 80% of its average Consolidated Retained Earnings of approximately $586.2 million.

2) Consolidated capitalization ratios of NU as of the end of that quarter, with consolidated debt to include all short-term debt and nonrecourse debt of the EWG:

    NU Consolidated Capitalization

                                         As of September 30, 2001
                                         ------------------------
                                         (thousands
                                         of dollars)          %
                                         -----------        -----
Common shareholders' equity               $2,133,851         31.6%
Preferred stock                              116,200          1.7
Long-term and short-term debt              2,391,557         35.4
Rate reduction bonds                       2,118,400         31.3
                                          ----------        -----
                                          $6,760,008        100.0%
                                          ==========        =====

3) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of Northeast Generation Company (NGC) from that attributable to other subsidiaries of NU.

    Retained Earnings statement as of September 30, 2001

                                                                   NU
                                                  NGC          Consolidated
                                                  ---          ------------
                                                   (Thousands of  Dollars)

    Beginning balance as of July 1, 2001        $47,195          $610,248
    Additions:
      Net income                                  9,766            34,631
      Miscellaneous elimination adjustment         -                    1
    Deductions:
      Dividends declared-common shares             -                   (6)
                                                -------          --------
      Ending balance as of September 30, 2001   $56,961          $644,886
                                                =======          ========

4) A statement of revenues and net income for the EWG for the twelve months ending as of the end of that quarter.

     NGC
     Twelve months ended September 30, 2001

     (Thousands of Dollars)

     Revenues       $132,284

     Net Income     $ 41,806




                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.



/s/ John J. Roman
    -----------------------------
    John J. Roman
    Vice President and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    November 14, 2001